                                                                    EXHIBIT 16

    Because of time constraints, the Registrant has not been able to secure from its prior accountants, Mayer Rispler & Company, P.C. ("Mayer Rispler"), the letter required by Item 304(a)(3) of Regulation S-K. Consistent with the requirements of Item 304(a)(3) of Regulation S-K, the Registrant has provided Mayer Rispler with a copy of this filing on Form 8-K, along with a request that Mayer Rispler provide to the Registrant the letter required by Item 304(a)(3) of Regulation S-K in a timely manner to enable the Registrant to file that letter within ten (10) business days of the filing of this Form 8-K. In any event, the Registrant hereby undertakes, consistent with the requirements of Item 304(a)(3) of Regulation S-K, to file, by amendment, the letter from Mayer Rispler within two (2) business days of its receipt.